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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                            Nocopi Technologies, Inc.
                            ------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                   655210 10 2
                                  -------------
                                 (CUSIP Number)

                            Thomas F. Hurley, Esquire
                      Hangley Aronchick Segal & Pudlin, PC
                          One Logan Square - 27th Floor
                             Philadelphia, PA 19103
                              Tel.: (215) 568-6200
                              Fax.: (215) 568-0300
                           e-mail: thurley@hangley.com
                        ---------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 25, 1999
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /___/.

Check the following box if a fee is being paid with the statement. /__/

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         Daniel Benasutti, Ross L. Campbell, Joseph Falcone and Michael A.
Feinstein hereby amend the Schedule 13D filed by them, together with Michael Voticky and Stanley Knowlton, with the Securities and Exchange Commission on March 2, 1999, as amended by Amendment No. 1 to Schedule 13D filed by them on October 21, 1999 in respect of the common stock, $.01 par value of Nocopi Technologies, Inc. (the "Issuer") so that the Items identified below shall appear in full as follows:

Item 4. Purpose of Transaction

         Each person filing this statement on Schedule 13D acquired the Common Stock beneficially owned by him in the ordinary course of his investing activities.

         Depending upon market conditions and other factors that he may deem material, each person filing this statement on Schedule 13D may purchase additional shares of Common Stock or related securities or may dispose of all or a portion of the Common Stock or related securities that he now beneficially owns or may hereafter acquire in open market or privately negotiated transactions or otherwise.

         The persons filing this statement on Schedule 13D have noted the continuing failure of the Issuer to operate profitably, the continuing poor performance in the market of the Issuer's Common Stock, the complete failure of the Issuer's existing board of directors to take essential steps to improve the Issuer's operating performance during its tenure in office or to otherwise act to improve shareholder value, and the loss of the Issuer's principal customer and management's unwillingness or inability to prevent that loss. They have also noted the existence of apparent conflicts between the interests of the Issuer's stockholders and those of the incumbent members of the Issuer's board of directors. They have determined that the continuation in office of the current board of directors threatens the continued existence of the Issuer and that, consequently, it is imperative that the current members of the board be replaced.

         The persons filing this statement on Schedule 13D have determined to form a stockholders' committee comprised of such persons, to be known as the Nocopi Committee to Maximize Our Return on Equity ("NoMore") and to cause NoMore to take action for the following purposes:

         (a) to nominate the persons identified below for election as directors of the Issuer at the Issuer's Annual Meeting of Stockholders currently scheduled for November 30, 1999;

         (b) to vote all shares of Common Stock over which members of NoMore have or share the power to vote in favor of the election of such nominees as directors of the Issuer;

         (c) to solicit proxies from other stockholders of the Issuer in support of the election of such nominees as directors of the Issuer; and


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         (d) to consult with the Issuer's directors concerning ways in which they may take action to improve shareholder value including, without limitation, any of the following:

                  -        acting to reduce the Company's overhead expenses;

                  - acting to increase and incentive the Issuer's sales force and otherwise to improve operating revenues;

                  - pursuing other potential changes in the operations and/or capital structure of the Issuer; and

                  - pursuing a strategic acquisition, disposition, merger or other business combination.

         The names of, and certain information concerning, the persons NoMore intends to nominate for election as directors of the Issuer are as follows:

         MICHAEL A. FEINSTEIN, M.D., 52, has been a practicing physician in Philadelphia for more than 20 years, serving since 1994 as the President of a group medical practice including three physicians. He is a Fellow of the American College of Obstetrics and Gynecology and of the American Board of Obstetrics and Gynecology. He received his B.A. from LaSalle College and his M.D. from Jefferson Medical College. He has been an active private investor for more than 30 years and, during that time, has consulted with the managements of public companies in which he invested on a number of occasions.

         RICHARD LEVITT, 42, has been engaged in the network services segment of the computer industry since 1988. In 1995, he participated in the founding of XiTech Corporation, a Pittsburg, Pennsylvania-based provider of computing and computer networking hardware and network design and implementation services which in five years has grown to over 100 employees amd over $40 million in annual sales. Since founding Xi-Tech, he has served as one of its corporate principals, as a Network Consultant and as the Manager of its Network Sales force. In these capacities, Mr. Levitt has played a crucial role in the strategic and financial planning for XiTech, as well as the development of new accounts. Before joining ZiTech, Mr. Levitt served as a network sales executive for Digital Equipment Corporation from 1988 to 1994 and as a network consultant for TriLogic Corporation during 1994 and 1995. Mr. Levitt holds a B.S. in Marketing from Kent State University.

        WALDEMAR MAYA,JR., 49, has served since June 1999 as Director of Finance, Airplane Services for The Boeing Company. Before joining Boeing, Mr. Maya served as the Executive Vice President, Treasurer and Secretary and as a director of N.J. Malin & Associates, Inc. a Texas-based wholesale of material handling equipment.

         STEVEN PINSK, 35, has engaged in business as an independent financial analyst since 1998. Prior thereto, from 1997 to 1998, Mr. Pinsk served the investment banking firm of Credit Suisse First Boston as a vice president of equity research concentrating in the lodging industry. From 1993 to 1997, Mr. Pinsk was employed by another investment banking firm, Schroder &

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Co. as an equity research analyst. Mr. Pinsk received his B.A. from Emory
University and his M.B.A in Finance and Accounting from Columbia University.

         JOEL PINSKY, 63, has practiced business law with the firm of Gross, Pinsky, Montreal, Canada, where he is a senior partner, for more than 20 years. Mr. Pinsky served as a director of the Issuer from 1992 to 1998 and as its corporate secretary and general counsel until his resignation in February 1999. Mr. Pinsky has also served as a director of numerous other companies engaged in a variety of industries, all of which were privately held.

         Except as set forth above, none of the persons filing this statement on
Schedule 13D currently has any definitive plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of
Item 4. However, it should be noted that any of the actions described above could relate to or result in actions set forth in subparagraphs (a) through (j) of Item 4. These individuals are at the present time and may in the future discuss such possibilities with others, including, without limitation, other shareholders of the Issuer. The persons filing this statement on Schedule 13D reserve the right to adopt additional plans and/or to make additional proposals of the kind set forth in subparagraphs (a) through (j) of Item 4.


Item 7. Material to Be Filed as Exhibits

Exhibit A--Joint Filing Agreement (incorporated by reference to Amendment No. 1 to Schedule 13D filed on October 21, 1999.

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                                   Signatures

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 1999

                                                  /s/ Daniel Benasutti
                                                  Daniel Benasutti


                                                  /s/ Ross Campbell
                                                  Ross Campbell


                                                  /s/ Joseph Falcone
                                                  Joseph Falcone


                                                  /s/ Michael Feinstein
                                                  Michael Feinstein



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